EXHIBIT 99.1

Energy 11, LP

5815 N. Western Avenue

Oklahoma City, OK 73118

Reserves and Economic Evaluation

Year End 2024 Reserves

Non-Operated Assets located within the Sanish Oil Field located in Mountrail County, North Dakota

Effective: January 1, 2025

SEC Pricing

Prepared: February 4, 2025

By: John Paul (J.P.) Dick, P.E.

Candace Cantrell, P.E.

February 4, 2025

Energy 11, LP

5815 N. Western Avenue

Oklahoma City, OK 73118

Re:	Reserve & Economic Evaluation
Non-Operated Assets in the Sanish Oil Field
Mountrail County, North Dakota
Year End 2024 Reserves – SEC Price

Executive Summary

An engineering and economic evaluation was prepared for oil and gas reserves located in the Williston Basin Sanish Field in Mountrail County, North Dakota in which Energy 11, LP (“Energy 11”) owns a working and/or royalty interest. The oil and gas reserves associated with these properties were evaluated and classified as Proved Reserves in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC). The Proved reserves include two hundred eighty (280) horizontal Proved Developed Producing (PDP) wells, thirty-two (32) horizontal Proved Developed Non-Producing (PDNP) wells waiting on workover or offset activity to return to production, and fifty-one (51) Proved Undeveloped (PUD) horizontal locations targeting the Bakken Shale and Three Forks formation in multiple sections/units.

Also included in the attached economic reports are five (5) Plugged and Abandoned (PA) wells; however, these wells were given no value or reserves for this evaluation. Remaining reserves, future cashflow, and present worth values were calculated as of January 1, 2025. It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Energy 11.

The reserves and economics were determined using SEC YE2024 pricing as of January 1, 2025. Table 1 summarizes the estimated net reserves and future net revenue (cashflow), discounted and undiscounted, to the Energy 11 interest in these properties.

Table 1 - Net Reserve and Economic Report Summary
	#	Oil	Gas	NGL	Net Cashflow	PV 10%
Reserve Category	Wells	(Mbbl)	(MMcf)	(Mbbl)	($M)	($M)
Proved	368	15,794	19,713	3,157	599,127	271,194
PDP	280	8,870	13,086	2,103	365,024	191,835
PDNP	32	567	816	130	17,932	9,390
PUD	51	6,358	5,811	924	216,171	69,969
PA	5	0	0	0	0	0

Economic Evaluation

Future Income

Future net revenue in this report includes deductions for state production taxes. Future net cashflow is after deducting state production taxes, future capital investments, and lease operating expenses but before consideration of any state and/or federal income taxes. For the purposes of this evaluation, future capital investments include costs for drilling, completing, and equipping new wells. Abandonment costs of 100 M$ at the end of well life for each well have been included in this evaluation. The future net cashflow has not been adjusted for any outstanding loans that may exist, cash on hand, or undistributed income. Future net cashflow has been discounted at an annual rate of ten percent (10%) to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money. Future net revenue (cashflow) presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties evaluated.

Interests

Well and leasehold interests were provided by Energy 11 and are shown in Exhibit A. The non-operated interests average approximately 24% working interest and 19% net revenue interest.

Product Pricing

Per SEC rules, the SEC pricing is determined by calculating the unweighted arithmetic average of the first-day-of-the-month NYMEX oil and gas pricing for the prior twelve calendar months (January 2024 through December 2024) to the date of evaluation. All prices are held constant throughout the lives of the properties. For year-end 2024, the unweighted arithmetic average NYMEX (Cushing) oil price is 75.48 $/bbl and the average NYMEX (Henry Hub) natural gas price is 2.13 $/MMbtu. Prices were adjusted for quality, basis, energy content, transportation fees and other market differentials based on an analysis of revenue data.

Differentials to NYMEX pricing were calculated by examining Energy 11 revenue statements and financial information to determine deductions or increases to oil and gas prices due to Btu, differentials, and NGLs. The pricing differentials by operator are shown in Table 3.

Table 3 - Pricing Adjustments by Operator
	Chord Energy		Chord Energy
	(Oasis Legacy)	Slawson	(Whiting Legacy)
Oil Price Differential, $/bbl	-0.75	-7.68	-0.75
Residue Natural Gas Differential, $/Mcf	-0.56	0.62	-0.56
NGL Price, % of Oil	12%	--	12%
Natural Gas Shrink, %	69%	78%	69%
NGL Yield, bbl/MMcf Wet Gas	109.74	--	109.74

Including the adjustments for quality, basis, energy content, transportation fees and other market differentials, the average realized prices held constant throughout the lives of the properties were 74.72 $/bbl oil, 1.57 $/Mcf natural gas and 9.06 $/bbl NGL.

Expenses

Expenses were calculated by examining historical financial information provided by Energy 11 to determine a fixed monthly rate and variable expenses to model the actual well life expense changes for all wells. Deductions for processing, transportation, and/or contract terms were also calculated for each product. Expenses were not escalated and are shown in Table 4.

Table 4 - Expenses and Deductions by Operator
	Chord Energy		Chord Energy
	(Oasis Legacy)	Slawson	(Whiting Legacy)
Fixed Gross, $/well/month	5,500	5,500	5,500
Oil Variable Expense, $/bbl	4.75	4.75	4.75
Oil Deductions, $/bbl	3.77	0.00	3.70
Gas Deductions, $/mcf	1.15	0.05	1.19
NGL Deductions, $/bbl	22.45	--	22.57

Future Well Investments

Capital expenses for the future locations were estimated to be 9,900 M$/well, which is consistent with recent, actual industry drilling and completion costs for wells within the prospective area. Capital expenses for installation of an electric submersible pump (ESP) of 200 M$/well was also included at a cumulative production of 85 MBO for each future location. Capital timing for future development work was provided by Energy 11. Pinnacle cannot be responsible for capital costs that exceed or are less than these estimates.

Reserve Determination

RESERVE DISCUSSION

Remaining recoverable reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty depending primarily on the amount of reliable geologic and engineering (production, pressure) data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty is conveyed by classifying reserves as Proved (highly certain) or Non-Proved (less certain). The estimated reserves and revenues shown in this report were determined by SEC standards for Proved Developed Producing (PDP) wells, Proved Developed Non-Producing (PDNP), and Proved Undeveloped (PUD) locations.

Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs with defined limits and under current economic conditions, operating methods, and government regulations. Changes in any of these variables could materially change the reserves actually recovered.

Proved reserves are further classified as Proved Developed Producing (PDP) which is assigned to wells with sufficient production history to allow material balance and decline curve analysis to be the primary methods of estimation. PDP reserves are the most reliable reserves, generally with a high degree of confidence (>90%) that actually recovered quantities will equal or exceed published reserve estimates.

Proved Developed Non-Producing (PDNP) reserves include wells that have temporarily stopped producing due to offset activity or workover operations but will return to production as soon as work has been commenced.

Proved Undeveloped (PUD) reserves are those quantities of petroleum that are estimated to be recovered from undrilled acreage (locations) in a continuous portion of the Proved Developed reservoir as defined by directly offsetting Proved Developed (PDP) wells and geological interpretations. The Proved Undeveloped wells are forecasted based on geological data presented, volumetric calculations, and analog comparisons to existing completions.

General

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using accepted engineering practices and were primarily based on historical rate decline analysis for existing producers. When possible and practical, volumetric calculations and analogies were integrated into the reserve estimates. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual costs related may be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations. We consider all assumptions, data, and procedures utilized in this report appropriate for the purpose of this report.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting interpretation, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

Pinnacle Energy Services, LLC is an established petroleum engineering consulting firm. We hereby confirm that neither this firm, its affiliates, nor any of its employees, members, officers, or directors has, or is committed to acquire any interest, directly or indirectly, in the properties covered by this report, in any partnership, any general partner of the partnerships, nor is this firm or any employee, member or officer, or director thereof otherwise affiliated with any partnership or any such general partner. This report was completely independently prepared by Pinnacle Energy Services, LLC and our engagement and payment for services in connection with this report is independent of the outcome and not on a contingent basis.

The titles to the properties have not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

All information reviewed and utilized will be retained and is available for review by authorized parties at any time. Information used to prepare the evaluation was provided by Energy 11, LP, and was supplemented by public and in-house data. Pinnacle Energy Services, LLC can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Pinnacle Energy Services, LLC

John Paul (J.P.) Dick, P.E.	Candace Cantrell, P.E.
Petroleum Engineer	Petroleum Engineer